Mr. Martin James

Senior Assistant Chief Accountant

Office of Electronics and Machinery

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

Washington D.C. 20549

May 24, 2017

Re:	IMAX Corporation (the “Company”)

Staff Comment Letter Regarding

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 23, 2017

File No. 001-35066

Dear Mr. James,

We received your letter dated May 10, 2017 concerning Staff comments to the Company’s Form 10-K for the fiscal-year ended December 31, 2016, filed February 23, 2017 (the “2016 10-K”). Please find below responses to the questions you have raised. For ease of reference, we have organized our response by repeating your comments.

SEC Comment:

1.	Non-GAAP Financial Measures, page 56

You disclose that you use EBITDA and Adjusted EBITDA to assess your operating performance, as well as your liquidity. Since you also present these measures as non-GAAP liquidity measures, in future filings please also prominently present the amounts for the three major categories of the statement of cash flows. Refer to questions 102.06, of our Compliance and Disclosure interpretations on non-GAAP measures which are available at https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

IMAX Response:

The Company advises the Staff that it has refined its use of EBITDA and Adjusted EBITDA to assess operating performance only. To that end, the Company has revised its disclosure in its Quarterly Report on Form 10-Q for the period ended March 31, 2017 (the “Q1 Report”), to clarify that these metrics are used to assess operating performance and not liquidity. The Company respectfully directs the Staff to page 52 of the Q1 Report, and has also included excerpted disclosure below for ease of reference:

IMAX CORPORATION 110 East 59th St., Suite 2100 New York, NY, USA 10022 t 212.821.0100 f 212.371.7584 www.imax.com

The Company is required to maintain a minimum level of “EBITDA”, as such term is defined in the Company’s credit agreement (and which is referred to herein as “Adjusted EBITDA”, as the credit agreement includes additional adjustments beyond interest, taxes, depreciation and amortization). EBITDA and Adjusted EBITDA (each as defined below) are used by management to evaluate, assess and benchmark the Company’s operational results, and the Company believes that EBITDA and Adjusted EBITDA are relevant and useful information widely used by analysts, investors and other interested parties in the Company’s industry. Accordingly, the Company is disclosing this information to permit a more comprehensive analysis of its operating performance and to provide additional information with respect to the Company’s ability to comply with its credit agreement requirements. However, EBITDA and Adjusted EBITDA are non-GAAP measures and should not be construed as substitutes for net income, operating income or other operating performance measures that are determined in accordance with U.S. GAAP. In addition, EBITDA and Adjusted EBITDA might not be comparable to similarly titled measures used by other companies.

Nonetheless, in the event the Company employs EBITDA and Adjusted EBITDA as non-GAAP measures supplementally to assess its liquidity in the future, the Company will prominently present the amounts for the three major categories of the statement of cash flows in its filings.

SEC Comment:

2.	Consolidated Statements of Operations, page 82

It appears from the disclosure on page 62 that all of your stock-based compensation is included in selling, general, and administrative expenses. Please tell us whether you classified these expenses consistent with SAB Topic 14.F, which states that you should present your stock-based compensation expense in the same line or lines as cash compensation paid to the same employees.

IMAX Response:

The Company acknowledges the Staff’s comment, and has identified approximately $2.1 million of stock-based compensation expense in 2016, and $1.7 million of stock-based compensation expense in 2015, which were attributable to certain employees involved in the manufacture, installation and service of the Company’s projection systems and/or the rental of Company equipment. In each case, these amounts were booked directly to selling, general and administrative expenses, while the cash compensation amounts for the same employees were allocated to other line items in the financial statements.

In view of the Staff’s comment, the Company has analyzed how the foregoing amounts should have been classified into other line items of the financial statements so as to ensure that stock-based compensation and cash compensation are allocated to the same financial statement line item. For the Staff’s reference, the Company details such reclassification below:

Financial Statement Line Item	Reclassification Amount (In thousands of U.S. dollars)	Percentage of Financial Statement Line Item Amount
2016
Selling, general and administrative expenses	(2,070)	(1.70)%

Cost of equipment and product sales	860	1.23%
Cost of services	606	0.72%
Cost of rentals	84	0.38%
Total costs applicable to revenues	1,550	0.88%

Research and development expenses	574	3.49%

2015
Selling, general and administrative expenses	(1,724)	(1.50)%

Cost of equipment and product sales	742	1.17%
Cost of services	500	0.71%
Cost of rentals	83	0.41%
Total costs applicable to revenues	1,323	0.86%

Research and development expenses	401	3.15%

The Company assessed the materiality of the correction of the amounts above and the impact to prior periods’ financial statements in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. (SAB) 99, Materiality, and SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, codified in ASC 250, Presentation of Financial Statements and concluded that they were not material. Nonetheless, the Company undertakes in future filings to ensure stock-based compensation expense and cash compensation paid to employees are presented in the same financial statements line item.

SEC Comment:

3.	Note 17. Consolidated Statements of Cash Flows Supplemental Information, page 125

Please tell us why you do not disclose non-cash investing and financing activities, such as transfers of your inventory to property, plant, and equipment and the amount of accounts payable for the purchase of property, plant, and equipment. Refer to ASC 230-10-50-3 and 50-4.

IMAX Response:

The Company analyzes its non-cash investing and financing activities when preparing the statement of cash flows for each periodic filing. In general, the Company’s non-cash investing and financing activities involve accruals for the acquisition of property, plant and equipment, investments in the Company’s joint revenue sharing arrangements, and the acquisition of intangibles. The Company advises the Staff that in 2016 and 2015, the total amounts of accruals that were removed from the working capital calculation related to non-cash investing and financing activities amounted to approximately $1 million and $11.9 million, respectively, and were made up of the following:

Statement of Cash Flows Financial Statement Line Item	Non-cash Adjustment made to the Statement for Accruals net accrual/(net accrual reversal)
2016
Purchase of property, plant and equipment	1,229
Investment in joint revenue sharing arrangements	(346)
Acquisition of other intangible assets	120

1,003

2015
Purchase of property, plant and equipment	(12,004)
Investment in joint revenue sharing arrangements	400
Acquisition of other intangible assets	(296)

(11,900)

The significant accrual reversal of purchases of property, plant and equipment in 2015 is related to the Company’s construction of its new facility in Playa Vista, California. This accrual was disclosed in the 2015 notes to the consolidated financial statements in the property, plant and equipment footnote, but the disclosure was not carried through to 2016. The Company does not experience such significant non-cash movements in the ordinary course.

The Company further advises the Staff that upon receipt of goods employed in the manufacture of projection systems to be sold or leased by the Company, the Company allocates the goods receipts between the inventory and property, plant and equipment financial statement line items. As such, a projection system contributed under a joint revenue sharing arrangement is accounted for in the Consolidated Statement of Cash Flows as an investment in joint revenue sharing equipment from the inception of the procurement process. As a result, the Company does not have any significant non-cash transfers between inventory and property, plant and equipment.

The Company undertakes to reintroduce the 2015 disclosure of this significant non-cash investing activity in the Supplemental Cash Flow information footnote in its 2017 filings.

SEC Comment:

4.	Note 9. Income Taxes, page 105

On page 107, you disclose that you have not provided Canadian taxes on cumulative earnings of non-Canadian affiliates and associated companies that have been reinvested indefinitely. Please revise future filings to provide the disclosures required by ASC 740-30-50-2(b) and (c).

IMAX Response:

The Company acknowledges the Staff’s comment and respectfully directs the Staff to the Company’s disclosure on page 73 of the 2016 10-K, where the Company discloses an estimate of the unrecognized deferred tax liability in the event that undistributed earnings related to its Greater China operations were to be repatriated. For the Staff’s convenience, the Company has included below the disclosure from page 73 of the 2016 10-K. Included in the excerpted disclosure is the amount of cash held outside of Canada related to the Company’s operations in China:

Cash held outside of Canada as at December 31, 2016 was $148.0 million (December 31, 2015 — $122.2 million), of which $31.5 million was held in the People’s Republic of China (“PRC”) (December 31, 2015 — $24.4 million). The Company’s intent is to permanently reinvest these amounts outside of Canada and the Company does not currently anticipate that it will need funds generated from foreign operations to fund North American operations. In the event funds from foreign operations are needed to fund operations in North America and if withholding taxes have not already been previously provided, the Company would be required to accrue and pay these additional withholding tax amounts on repatriation of funds from China to Canada. The Company currently estimates this amount to be $4.9 million.

The Company undertakes to include this disclosure and any additional disclosure required by ASC 740-30-50-2(b) and (c) directly in Note 9, Income Taxes, in future filings.

Should you require clarification or have any further questions, please contact the undersigned at (212) 821-0166 or at PMcClymont@imax.com. The Company stands ready to assist the Commission in any way possible in connection with the matters addressed in this letter.

Yours truly,

/s/ Patrick McClymont

Patrick McClymont

Chief Financial Officer and Executive Vice President

cc:	Kate Tillan

Assistant Chief Accountant

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